Exhibit 4.5

Bragg Gaming Group Inc

MANAGEMENT DISCUSSION & ANALYSIS FOR THE THREE-MONTH PERIOD ENDED MARCH 31, 2021

TABLE OF CONTENTS

1.	MANAGEMENT DISCUSSION & ANALYSIS	2

2.	CAUTION REGARDING FORWARD-LOOKING STATEMENTS	3

3.	LIMITATIONS OF KEY METRICS AND OTHER DATA	4

4.	OVERVIEW OF Q1 2021	6

5.	FINANCIAL RESULTS	15

5.1	Basis of financial discussion	15

5.2	Selected interim information	16

5.3	Other financial information	17

5.4	Selected financial information	18

5.5	Summary of quarterly results	20

5.6	Liquidity and capital resources	20

5.7	Cash flow summary	22

6	TRANSACTIONS BETWEEN RELATED PARTIES	23

7	DISCLOSURE OF OUTSTANDING SHARE DATA	24

8	CRITICAL ACCOUNTING ESTIMATES	25

9	CHANGES IN ACCOUNTING POLICY	28

10	RISK FACTORS AND UNCERTAINTIES	28

11	ADDITIONAL INFORMATION	31

Bragg Gaming Group Inc Management Discussion & Analysis March 31, 2021	1

1.	MANAGEMENT DISCUSSION & ANALYSIS

This Management Discussion and Analysis (“MD&A”) provides a review of the results of operations, financial condition and cash flows for Bragg Gaming Group Inc on a consolidated basis, for the three months ended March 31, 2021 (“Q1 2021”). References to “Bragg”, or the “Corporation” in this MD&A refer to Bragg Gaming Group Inc and its subsidiaries, unless the context requires otherwise. This document should be read in conjunction with the information presented in the interim unaudited condensed consolidated financial statements for the three months ended March 31, 2021 (the “Interims”).

For reporting purposes, the Corporation prepared the Interims in European Euros (“EUR”) and, unless otherwise indicated, in conformity with International Accounting Standards (“IAS”) 34, Interim Financial Reporting as issued by the International Accounting Standards Board (“IASB”). The financial information contained in this MD&A was derived from the Interims. Unless otherwise indicated, all references to a specific “note” refer to the notes to the Interims.

This MD&A references non-IFRS financial measures, including those under the headings “Selected Financial Information” and “Key Metrics” below. The Corporation believes these non-IFRS financial measures will provide investors with useful supplemental information about the financial performance of its business, enable comparison of financial results between periods where certain items may vary independent of business performance, and allow for greater transparency with respect to key metrics used by management in operating its business and making decisions. Although management believes these financial measures are important in evaluating the Corporation, they are not intended to be considered in isolation or as a substitute for, or superior to, financial information prepared and presented in accordance with IFRS. Non-IFRS measures are not recognized measures under IFRS and do not have standardized meanings prescribed by IFRS. These measures may be different from non-IFRS financial measures used by other companies, limiting their usefulness for comparison purposes. These non-IFRS measures and metrics are used to provide investors with supplemental measures of our operating performance and liquidity and thus highlight trends in our business that may nor otherwise be apparent when relying solely on IFRS measures.

For purposes of this MD&A, the term “gaming license” refers collectively to all the different licenses, consents, permits, authorizations, and other regulatory approvals that are necessary to be obtained in order for the recipient to lawfully conduct (or be associated with) gaming in a particular jurisdiction.

Unless otherwise stated, in preparing this MD&A the Corporation has considered information available to it up to May 13, 2021, the date the Corporation’s board of directors (the “Board”) approved this MD&A.

On April 30, 2021, the Corporation announced a one-for-ten share consolidation. At the annual and special meeting of the Corporation’s shareholders held on April 28, 2021, the Corporation’s shareholders granted the Corporation’s Board of Directors discretionary authority to implement a consolidation of the issued and outstanding Common Shares of the Corporation on the basis of a consolidation ratio of up to ten (10) pre-consolidation Common Shares for one (1) post-consolidation Common Share. The Board of Directors selected a share consolidation ratio of ten (10) pre-consolidation Common Shares for one (1) post- consolidation Common Share. The Corporation’s Common Shares began trading on the Toronto Stock Exchange (“TSX”) on a post-consolidation basis under the Corporation’s existing trade symbol "BRAG" at the opening of the market on May 5, 2021. In accordance with IFRS accounting principles, the change has been applied retroactively and all balances of Common Shares, warrants and equity-based compensation such as share options, deferred share unites and restricted share units have been restated after applying the consolidation ratio.

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2.	CAUTION REGARDING FORWARD-LOOKING STATEMENTS

This MD&A may contain forward-looking information and statements (collectively, “forward-looking statements”) within the meaning of the Canadian securities legislation and applicable securities laws, including financial and operational expectations and projections. These statements, other than statements of historical fact, are based on management’s current expectations and are subject to a number of risks, uncertainties, and assumptions, including market and economic conditions, business prospects or opportunities, future plans and strategies, projections, technological developments, anticipated events and trends and regulatory changes that affect the Corporation, its subsidiaries and their respective customers and industries. Although the Corporation and management believe the expectations reflected in such forward-looking statements are reasonable and are based on reasonable assumptions and estimates as of the date hereof, there can be no assurance that these assumptions or estimates are accurate or that any of these expectations will prove accurate. Forward-looking statements are inherently subject to significant business, regulatory, economic and competitive risks, uncertainties and contingencies that could cause actual events to differ materially from those expressed or implied in such statements. Forward-looking statements are often, but not always, identified by the use of words such as “seek”, “anticipate”, “plan”, “continue”, “estimate”, “expect”, “may”, “will”, “project”, “predict”, “potential”, “targeting”, “intend”, “could”, “might”, “would”, “should”, “believe”, “objective”, “ongoing”, “imply” or the negative of these words or other variations or synonyms of these words or comparable terminology and similar expressions.

By their nature forward-looking statements are subject to known and unknown risks, uncertainties, and other factors which may cause actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements. Such factors include, among other things, the Corporation’s stage of development, long-term capital requirements and future ability to fund operations, future developments in the Corporation’s markets and the markets in which it expects to compete, risks associated with its strategic alliances and the impact of entering new markets on the Corporation’s operations. Each factor should be considered carefully, and readers are cautioned not to place undue reliance on such forward-looking statements. See the section, “Risk Factors and Uncertainties”, below noting that these factors are not intended to represent a complete list of the factors that could affect the Corporation.

Shareholders and investors should not place undue reliance on forward-looking statements as the plans, assumptions, intentions or expectations upon which they are based might not occur. The forward-looking statements contained in this MD&A are expressly qualified by this cautionary statement. Unless otherwise indicated by the Corporation, forward-looking statements in this MD&A describe the Corporation’s expectations as of May 13, 2021 and, accordingly, are subject to change after such date. The Corporation does not undertake to update or revise any forward-looking statements, except in accordance with applicable securities laws.

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3.	LIMITATIONS OF KEY METRICS AND OTHER DATA

The Corporation’s key metrics are calculated using internal Corporation data. While these numbers are based on what the Corporation believes to be reasonable judgments and estimates of customer numbers for the applicable period of measurement, there are certain challenges and limitations in measuring the usage of its product offerings across its customer base. In addition, the Corporation’s key metrics and related estimates may differ from estimates published by third parties or from similarly titled metrics of its competitors due to differences in methodology and access to information.

For important information on the Corporation’s non-IFRS measures, see the information presented in “Key metrics” and “Selected financial information” below. The Corporation continually seeks to improve its estimates of its active customer base and the level of customer activity, and such estimates may change due to improvements or changes in the Corporation’s methodology.

Bragg Gaming: Overview and Strategy

Bragg is an innovative B2B online gaming technology and content provider. Leveraging its industry-leading technology, it offers a turnkey solution, including a proprietary omni-channel retail, online and mobile iGaming platform, as well as advanced casino content aggregator, sportsbook, lottery, marketing, and operational services. Renowned for its rapid and seamless integration, its content aggregator combines casino, slots, live dealer, lottery, virtual sports and instant-win game content from top tier gaming content providers, along with proprietary content, and is fully compliant with major regulated jurisdictions, allowing operators to access over 13,000 world-class games through a single account.

Bragg’s vision is to become the leading online gaming solution provider and distributer of online casino games via its in-house studio, its exclusive partners and via third parties, and to capture an increasing proportion of the online gaming value chain. It focuses on three key pillars in order to achieve this goal: investment in its proprietary platforms, diversification of its revenues and expansion into new geographies, and engagement with key strategic partners in the industry. Bragg has heavily invested in its platform technology since the Corporation’s inception, introducing new key features and capabilities each year that distinguishes it from competitors. In addition, Bragg continues to invest in its gaming content, partnering with top-tier names in the space and consistently supplementing its portfolio of games, all available via a single integration.

Bragg has nearly tripled its customer base in the last two years and continues to win large, notable clients with its popular and exclusive gaming content. Bragg’s content partners include some of the most reputable companies in the space including Evolution, NetEnt, Golden Hero and Gamomat. Its primary operations are provided through its wholly owned subsidiaries in Malta, Slovenia, and Cyprus. Bragg is compliant in Malta, Schleswig-Holstein Germany, Romania, Croatia, Czech Republic, Serbia, Colombia, Sweden, and Denmark and anticipates further new licences during this year. The Corporation is particularly focused on expanding into potentially lucrative geographies such as the United States, Canada, the UK and Latin America and has made significant strides engaging with partners in some of these areas.

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Bragg continues to invest in building a strong, experienced management team to drive these strategic initiatives. Effective May 1, 2021, the Corporation introduced a new Chief Executive Officer, Richard Carter, an industry veteran and the previous CEO of SBTech, which he led through their merger with DraftKings. Mr. Carter joined in early October 2020 and acted as the chairman. Together with Adam Arviv, the founder, a shareholder of Bragg who brings over 30 years of experience in the gaming industry, Matevz Mazij, the founder of Oryx Group, and Bragg’s experienced management team, we believe the Corporation is well prepared to achieve its mission and create value to shareholders.

The Corporation was incorporated by Articles of Incorporation pursuant to the provisions of the Canada Business Corporations Act on March 17, 2004.

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4.	OVERVIEW OF Q1 2021

4.1	EXECUTIVE SUMMARY

Financial performance in the first quarter of 2021

The Corporation is pleased to report continued improvement in revenue and performance during the three months ended March 31, 2021. The Corporation has continued to deliver against its strategic objectives and accelerated growth while achieving revenue diversification and geographic expansion.

The Corporation’s revenue1 increased from the same period in the previous year by 62% to EUR 14.2m (Q1 2020: EUR 8.8m) and by 3% from the prior quarter (Q4 2020: EUR 13.8m) keeping its quarterly growth momentum since Q1 2019. The Corporation’s positive revenue growth compared to the same period in the previous year was derived from organic growth from its existing customer base alongside new customers onboarded in the period.

The Corporation’s revenue growth was mainly derived from the games and content services which accounted for 86% (Q1 2020: 89%) of total revenues as demand for the Corporation’s unique games and content and technology proposition continues to grow. The Corporation’s growth has been underpinned by continued investment and innovation in its technology and product offering with the main focus on the Oryx Hub, data analytics and customer engagement platform and new in-house content, demonstrating the potential of Bragg to further leverage its technology to accelerate growth with the goal of achieving profitability.

The Corporation saw continued growth in game play, unique player numbers and increased engagement levels throughout its network. Total wagering generated by our customers in the period was up by 52% from the same period in the previous year to EUR 3.5 billion (Q1 2020: EUR 2.3 billion) and the number of unique players2 using our games and content increased by 54% to 2.4m (Q1 2020: 1.6m). These strong numbers are a result of significant improvements to our core content offering including the recent technical developments which enhance the user-experience.

Gross profit increased compared to the same period in the previous year by 68% to EUR 6.6m (Q1 2020: EUR 4.0m) with gross margins increasing by 2% to 47% (Q1 2020: 45%), mainly attributable to the shift in proportion of revenue from games and content to iGaming and turnkey services, the latter of which have lower associated cost of sales.

Selling, general and administrative expenses increased from the same period in the previous year by 75% to EUR 7.2m (Q1 2020: EUR 4.1m) amounting to 50% of total revenue (Q1 2020: 46%). Main movements in the year were driven by the following:

1 Revenue includes the Corporation’s share in game and content, platform fees and management and turnkey solutions.

2 Unique players individuals who made a real money wagers at least once during the period

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A.	Salaries and subcontractors increased by 25% to EUR 2.6m (Q1 2020: EUR 2.1m) as the Corporation continued to invest in expanding its technology and product teams including software developers, product, analytics professionals and executive team to support new customers, growth from its existing customer base, expansion into new markets, adjustments to regulatory requirements and enhancement of its technology offering.

Share based payment costs increased by EUR 1.2m to EUR 1.3m (Q1 2020: EUR 0.1m) predominantly due to vesting related to the share-based incentive plan awards to new directors and management on January 29, 2021 in an aggregate amount of EUR 1.1m composed of DSUs and RSUs.

Total employee costs (including share based payments charge) increased by 82% to EUR 3.9m (Q1 2021: EUR 2.2m) primarily due to increased headcount and share based payment costs.

B.	IT hosting cost increased by 21% to EUR 0.4m (Q1 2020: EUR 0.3m) mainly due to increase of traffic and servers cost, which was in line with the revenue growth.

C.	Professional fees increased by EUR 0.3m to EUR 0.5m (Q1 2020: EUR 0.2m) mainly due to the increase of audit, legal and corporate costs to comply with quarterly reviews, additional filing, and corporate governance requirements to support the uplisting of the Corporation to TSX.

D.	Corporate costs increased by EUR 0.1m to EUR 0.2m (Q1 2020: EUR 0.1m) as a result of the Corporation’s increased investment in corporate marketing and investor relation activities.

E.	Bad debt expense increased by EUR 0.1m to EUR 0.2m (Q1 2020: EUR 0.1m) due to an expectancy of the risk of the aging and liquidity of trade receivables alongside a general provision in light of the global pandemic and its effect on the global economy.

F.	Transaction and acquisition costs amounted to EUR 0.6m (Q1 2020: EUR 0.0m) and relate to activities associated with the deployment of the Corporation’s M&A strategy which includes legal, financial and technical processes in an aggregate amount of EUR 0.4m (Q1 2020: EUR 0.0m) and corporate strategic marketing as part of the Nasdaq listing process of EUR 0.2m (Q1 2020: EUR Nil).

G.	Other operational costs amounted to EUR 0.4m (Q1 2020: EUR 0.2m) and relate predominantly to an increase in the premium in relation to the Corporation’s directors and officers insurance of EUR 0.1m (Q1 2020: EUR 0.0m) and a one-time financial compensation to two customers in an aggregate amount of EUR 0.1m (Q1 2020: Nil).

Total net loss for the period decreased by EUR 4.6m from the same period in the previous year to net loss of 1.1m (Q1 2020: net loss EUR 5.7m) mainly due to the full settlement of the Oryx earn-out on January 18, 2021 resulting in nil expenditure from remeasurement of deferred and contingent consideration and accretion on liabilities in the current quarter (Q1 2020: EUR 5.0m).

The Corporation’s performance continues to improve, with Adjusted EBITDA increasing from the same period in the previous year by EUR 1.6m to EUR 2.3m (Q1 2020: EUR 0.7m). Adjusted EBITDA margins increased by 8% to 16% (Q1 2020: 8%) and were achieved as a result of reaching higher scale and tight cost control. A reconciliation between the current quarter’s reported figures and the prior year quarter’s figures to Adjusted EBITDA is shown in Note 5.3.

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Cash flow from operating activities for the three months ended March 31, 2021 amounted to EUR 2.9m (Q1 2020: EUR 2.5m). The increase was primarily due to improvement in the performance of the underlying business and in working capital movements.

Cash flow used in investing amounted to EUR 12.1m (Q1 2020: EUR 0.4m) mainly attributable to deferred and contingent consideration payments of the Oryx cash earn-out in the value of EUR 11.5m (Q1 2020: Nil) and the additions of intangible assets in the value of EUR 0.6m (Q1 2020: EUR 0.4m).

Cash flow from (used in) financing activities amounted to inflow of EUR 12.0m (Q1 2020: outflow EUR 0.0m) which is predominantly related to the net proceeds from exercise of warrants and broker compensation options in the value of EUR 10.8m (Q1 2020: Nil) relating to the November 2020 Public Offering and EUR 1.3m (Q1 2020: Nil) relating to the private placement in which the board of directors and officers participated on January 13, 2021.

Financial position:

Cash and cash equivalents as of March 31, 2021 increased to EUR 30.1m (December 31, 2020: EUR 26.1m) primarily due to a combination net proceeds from exercise of warrants and broker compensation warrants, increased revenue from the Oryx business in the quarter, and net proceeds from the January 13, 2021 private placement offset by deferred and contingent consideration payments of the Oryx cash earn-out.

Trade and other receivables as of March 31, 2021 totalled EUR 8.4m (December 31, 2020: EUR 10.3m) due to improvements in cash collection offset by an increase in provision against expected credit losses of EUR 0.3m.

Prepaid expenses and other assets as of March 31, 2021 increased by EUR 0.8m to EUR 1.1m (December 31, 2020: EUR 0.3m) due to increase in prepaid expenses in relation to the Corporation’s M&A activities.

Trade payables and other liabilities as of March 31, 2021 decreased by EUR 0.1m to EUR 16.9m (December 31, 2020: EUR 17.0m) as result of a EUR 1.6m increase in trade payables and accrued liabilities to EUR 14.1m (December 31, 2020: EUR 12.5m) offset by a decrease in sales tax payable of EUR 1.7m to EUR 2.7m (December 31, 2020: EUR 4.4m).

Deferred and contingent considerations as of March 31, 2021 was EUR Nil (December 31, 2020: EUR 11.5m) due to the full settlement of the Oryx earn-out on January 18, 2021. Upon extinguishment of this liability the Corporation is no longer exposed, with the exception of lease commitments, to any long-term debts.

Other activities during Q1 2021

Settlement of earn-out obligations

On January 18, 2021, the Corporation satisfied its earnout obligations to the vendor of Oryx Gaming International LLC (K.A.V.O. Holdings Limited) via a combination of cash and Common Shares of the Corporation. Settlement was comprised of cash of EUR 11.6m and a total of 4.7m Common Shares of the Corporation issued to the vendor with a recorded fair-value of EUR 22m. The Common Shares are subject to a hold period expiring May 19, 2021.

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In the prospectus for the November 2020 Public Offering the Corporation disclosed that it expected to use EUR 10.4m (CAD 16.0m) of the net proceeds to pay back the cash portion of the earn-out obligations owed to K.A.V.O. Holdings Limited with the rest of the offering going towards increasing the Corporation's cash position. The Corporation paid a total of EUR 11.6m to satisfy the cash portion of the earn-out obligation, the variance of EUR 1.2m is mostly due to the additional receivables that were paid to K.A.V.O. Holdings Limited, and interest accrued on the outstanding balance of the earn-out payment.

In connection with this transaction Matevž Mazij became a “control person” of the Corporation in accordance with section 1(1) of the Ontario Securities Act, with a total shareholding through K.A.V.O. Holdings Limited of 4,900,000 Common Shares representing over 27% of the outstanding Common Shares of the Corporation as of the settlement date.

Warrant acceleration

On January 21, 2021, the Corporation announced that it had elected to exercise its right under the terms of a warrant indenture dated November 18, 2020 governing the Public Offering Warrants of the Corporation to accelerate the expiry date of the warrants. Accordingly, the Corporation gave notice to all registered warrant holders that the expiry date for the warrants was accelerated to February 22, 2021.

During the period from January 1, 2021 to February 22, 2021 a total of 1,554,082 Public Offering Warrants were exercised for cash receipts of EUR 10.1m and a total of 160,548 Broker Warrants were exercised for cash receipts of EUR 0.7m.

Graduation to the TSX

On January 27, 2021, the Corporation announced that it had graduated to the Toronto Stock Exchange. At the market open at 09:30 am ET on the date of announcement, the Corporation began trading on TSX under the symbol “BRAG”. Concurrent with the TSX listing, the Corporation’s Common Shares were delisted from the TSX Venture Exchange.

Private placement

On January 13, 2021, the Corporation completed a non-brokered private placement offering comprised of 247,934 Common Shares at a price of CAD 12.10 per share for aggregate gross proceeds of EUR 1.9m. This offering was exclusively taken up by Corporation employees and board members. The Common Shares are subject to a hold period expiring May 14, 2021. No commission or finder's fee was paid in connection with the offering.

Other:

(1)	Share Capital: As at March 31, 2021, the number of issued and outstanding shares was 19,823,814 (March 31, 2020: 7,986,385), the number of outstanding awards from equity incentive plans was 1,715,428 (March 31, 2020: 1,105,505), and the number of outstanding warrants was 16,886 (March 31, 2020: 2,866,058).

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(2)	Employees: Excluding discontinued operations, as at March 31, 2021, the Corporation employed 249 employees (December 2020: 241) across Slovenia, UK and Canada. Approximately 146 are part of the product and technology team, 38 are part of business development, sales and marketing, 35 are part of the platform service and turnkey solutions and 30 in corporate head- office and support services.

Subsequent events

(1)	Reverse stock split: At the annual and special meeting of shareholders of the Corporation held on April 28, 2021, the shareholders approved the Corporation to implement a consolidation (reverse stock split) of the Common Shares. The board of directors determined that the consolidation would be on the basis of one post-consolidation Common Share for every ten pre-consolidation Common Shares (1-for-10). The consolidation became effective as of April 30, 2021, and the Common Shares commenced trading on the Toronto Stock Exchange on a post-consolidation basis at the open of trading on May 5, 2021. In accordance with IFRS accounting principles, the change has been applied retroactively in this MD&A.

(2)	Amendment and restatement of omnibus equity incentive plan: The Corporation maintains an Omnibus Incentive Equity Plan ("OEIP") for certain employees and consultants. At the annual and special meeting of shareholders of the Corporation held on April 28, 2021, the shareholders approved the increase in the number of Common Shares available for issuance as awards under the plan from 3,180,000 to 3,965,000.

(3)	Base shelf prospectus: In order to support future growth initiatives, on May 4, 2021, the Corporation filed a short form base shelf prospectus (the "Base Shelf Prospectus"), with securities regulators in each of the provinces and territories of Canada. The Base Shelf Prospectus permits the Corporation to offer and sell Common Shares, unsecured debt securities, subscription receipts, warrants, other securities convertible or exchange for Common Shares or other securities of the Corporation or any combination thereof in various offerings having an aggregate value of up to CAD 500m during the 25-month period that the Base Shelf Prospectus remains effective.

(4)	Nasdaq listing: At the annual and special meeting of shareholders on April 28, 2021, the Corporation announced that it had filed an application to list its Common Shares on The Nasdaq Stock Market (“Nasdaq”).

(5)	Appointment of Richard Carter to Chief Executive Officer: Effective May 1, 2021, Mr. Carter succeeded Adam Arviv, the Corporation’s Chief Executive Officer. Mr. Arviv will continue to serve as an adviser to the new Chief Executive Officer and the Board.

(6)	Acquisition of Spin Games LLC: On May 12, 2021, the Corporation announced it had entered into an agreement to acquire Spin Games LLC (“Spin”) in a cash and stock transaction for a purchase price of approximately USD 30 million. Under the deal the sellers of Spin will receive USD 10 million in cash and USD 20 million in Common Shares of the Corporation of which USD 5 million in Common Shares will be issued on closing and the balance over the next three years. The transaction is expected to close following final approval from state gaming regulators and satisfaction of other customary closing conditions.

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Strategic progress

Bragg Gaming has a strategy to become a leading turnkey solution provider and distributor and provider of online casino games via its existing and new exclusive studio partnerships, in-house studio and via third content providers and to capture an increasing proportion of the online gaming value chain.

The strategy is based on three primary pillars of growth:

(1)	Enhanced technology and product offering

The core of the Bragg Gaming product offering is its technology.

Oryx I-gaming platform

The Oryx Player Account Management (PAM) offers seamless access to iGaming, lottery and sports betting products in an integrated package. It is an omni-channel, cross-product solution with real-time data processing and automated campaign, fraud and player management. It is complemented by industry-leading operational support services including marketing and operational services.

During Q1 2021, the Corporation launched a new platform customer in Croatia and invested in platform enhancements and improvements focused on the changes to the regulatory regimes in Germany and the Netherlands.

Oryx Hub

The Hub is a fully customizable aggregator platform solution available through a one-time, seamless contract with a single integration process and delivery function. It offers operators access to an extensive library of over 13,000 games from over 100 of the industry’s leading content providers, such as Gamomat, Red Tiger, Evolution, iSoftBet, NetEnt, Quickfire, PlayNGO, EGT, Gamesys, Pragmatic Play, Kalamba, Peter & Sons and more. The Corporation continues to licence content from emerging and unique gaming studios on a regular basis to offer its operators a new, rich and diversified content offering.

Player Engagement Platform

The Player Engagement Platform consolidates a number of functionalities that work together to increase player engagement and customer lifetime value. This includes a set of targeted promotions, such as free spins, bonuses, leaderboards, and tournaments; a multi-channel communication platform which supports traditional campaign channels such as SMS, email, social media; and a real-time campaign management system which takes the platform to the next level by allowing operators to engage players onsite in real-time. During Q1 2021 improvements were made to the existing back office product, adding further leaderboard features and improving automated player behaviour segmentation in order to offer in-game promotions which improve player retention and lifetime value.

Further development is in progress to introduce additional features such as quests, an achievements platform, a game recommendation engine, features to enable operators to automate their promotions and notifications, and further advanced free rounds tools.

The Corporation’s player engagement tools launched in 2020 continued to perform well throughout Q1 2021, which saw an increase in the use of leaderboards by operators on their online sites. Furthermore, games played with leaderboards during the quarter resulted in increased total wagering, increased total rounds and increased active players when compared to the performance of games operating without leaderboards.

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Data Analytics Platform

The Data Analytics Platform allows real-time collection and analysis of data from internal as well as third- party systems, enabling operators to gain a better understanding of its customers and effectively segment, target and engage them by triggering activities based on behaviour and preferences. Further development is underway on the game recommendation engine and enhancements to responsible and safer gaming algorithms which identify in-play risky behaviour. Developing these machine learning tools allows for automated segmentation based on user profile behaviour, enabling appropriate processes, limits and protections to be put in place.

The Corporation continues to invest in its human capital such as software developers, business analytics engineers, products, and legal and compliance to expand into new verticals and geographies.

(2)	Exclusive and proprietary content

The Corporation partners with various game studios such as Gamomat, Kalamba, Peter & Sons providing unique casino game concepts which form a strong and diversified content offering in the online casino market. During Q1 2021 we launched 11 new Casino games, fully certified and distributed successfully throughout the entire network. In addition, the Corporation has signed a new partnership deal with slots studio Sakuragate, including exclusivity to distribute their titles outside of Japan, as part of our continued drive to diversify our content offering and support its growth strategy in different jurisdictions.

In addition, Bragg set up its own proprietary studio of leading industry game developers and game producers, mathematicians and game artists who use the extensive analytical and learnings information developed in Oryx over the years. The Corporation is planning to introduce at least 5 new games to be launched in 2021 to address predominantly European operators and new anticipated US markets.

(3)	Revenue diversification and expansion into new geographies

The Corporation maintains its existing customer base with a high level of revenue retention and continues to on-board new operators and diversify its customer base. During Q1 2021, the Corporation successfully launched 9 operators, including PAF, a state operator based on the Aland Islands in Finland, iGaming platform Senator (Croatia), Swiss market leader Casino Luzern and Maxbet (Romania).

Consequently, customer concentration from the top 10 customers was 62.4% of total revenues for the quarter, down from 65.4% of total revenues for the same period in the previous year. As of March 31, 2021, the Corporation’s total customer base exceeded 100 customers, an increase of 61% from March 31, 2020.

The Corporation is constantly exploring strategic partnership opportunities in new markets and seeking to leverage the strength of its technology and product offering, as well as the knowledge and experience of its talented team.

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Regulatory updates in various geographies

Germany

The Corporation has exposure to revenues derived from customers who have predominantly German facing end-users. After the new interstate treaty was ratified by the last German states in April 2021, Germany is to become one of Europe’s largest regulated gaming markets and the first licences are anticipated to be issued to online casino operators after July 1, 2021 after the transition period effectively initiated on October 15, 2020. The near-term impact of the changing regulatory landscape in the German market is likely to have a negative impact on revenue mainly due to the introduction of restrictions on game play, responsible gambling initiatives and gaming tax. However, our view is that, in the medium and long-term, the introduction of more regulation, similar to other established regulated markets will over time offset these negative headwinds as operators utilize more traditional marketing channels such as television and print media, which in turn is expected to help increase participation and eventually the overall market size. The Corporation will continue to monitor how the German market adjusts to the new regulatory framework and is already closely working with its German facing customers with a view to mitigating future adverse conditions.

European regulated countries

The Dutch regulation permitting on-line gaming will become effective in the fall of this year (Q3 2021) and the Corporation is seeking to onboard Dutch clients and partner with them in the newly regulated Dutch market. In April, the Corporation applied for a Greek B2B license and is monitoring other EU (e.g., Bulgaria) and non-EU markets for regulatory developments (e.g., Georgia and Ukraine).

The United Kingdom

The Corporation is in the process of applying for a UKGC game supply and hosting license, which will enable it to extend its offer to the UK market and to some international clients already on board.

The United States

Further to our announcement on January 26, 2021 about our planned expansion into the US, we are in the process of applying for a supplier license in various US states (New York, New Jersey, Michigan and others).

Other

We have also applied for a Bahamian supplier license.

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Outlook

The Corporation continues to invest in new and proprietary content, invest in its leading technology and grow and diversify its global footprint winning new customers in new jurisdictions. Our North American (US and Canada) market expansion is progressing according to plan and the Corporation has filed an application to list on the Nasdaq.

The global outbreak of COVID-19, has had, and continues to have, a significant impact on the global economy. The Corporation derives the majority of its revenue from online casino gaming. This sector has largely benefited from the various international “lock downs”, requiring people to stay at home. As a result, such forms of entertainment have prevailed in a similar fashion to the various streaming businesses such as Netflix have. Management continues to monitor the effects COVID-19 on the Corporation’s performance and will amend its outlook as, and if, it deems necessary.

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5.	FINANCIAL RESULTS

5.1	BASIS OF FINANCIAL DISCUSSION

The financial information presented below has been prepared to examine the results of operations from continuing activities. During the year ended December 31, 2019, the Corporation decided to discontinue its online media business unit. As such, the performance of the online media division has been excluded.

The presentation currency of the Corporation is the Euro, while the functional currencies of its subsidiaries are Euro, Canadian dollar, United States dollar, and British pound sterling due to primary location of individual entities within our corporate group. The presentation currency of the Euro has been selected as it best represents the majority of the Corporation’s economic inflows, outflows as well as its assets and liabilities.

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5.2	SELECTED INTERIM INFORMATION

The following is selected financial data of the Corporation for the three months ended March 31, 2021 and 2020.

The primary non-IFRS financial measure which the Corporation uses is Adjusted EBITDA3. When internally analyzing underlying operating performance, management excludes certain items from EBITDA (earnings before interest, tax, depreciation, and amortization).

	Three Months Ended	Three Months Ended
	March 31,	March 31,
EUR 000	2021	2020
Revenue	14,196	8,784
Net Loss from continuing operations	(1,074)	(5,384)
EBITDA	337	(4,296)
Adjusted EBITDA	2,342	702

Basic and diluted loss per share- continuing operations	(0.06)	(0.67)

	As at	As at
	March 31,	December 31,
	2021	2020
Total assets	74,776	72,094
Total non-current financial liabilities	559	593

Dividends paid	nil	nil

Non-current financial liabilities consist of lease obligations on right of use assets in relation to office leases.

With the exception of EBITDA and Adjusted EBITDA, the financial data has been prepared to conform with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). These accounting principles have been applied consistently across for all reporting periods.

3 Adjusted EBITDA excludes income or expenses that relate to exceptional items and non-cash share-based charges and includes deductions for lease expenses that are recognized as part of depreciation and finance charges under IFRS 16.

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5.3	OTHER FINANCIAL INFORMATION

To supplement its March 31, 2021 interim financial statements presented in accordance with IAS 34, Interim Financial Reporting, the Corporation considers certain financial measures that are not prepared in accordance with IFRS. The Corporation uses such non-IFRS financial measures in evaluating its operating results and for financial and operational decision-making purposes. The Corporation believes that such measures help identify underlying trends in its business that could otherwise be masked by the effect of the expenses that it excludes in such measures.

The Corporation also believes that such measures provide useful information about its operating results, enhance the overall understanding of its past performance and future prospects and allow for greater transparency with respect to key metrics used by management in its financial and operational decision- making. However, these measures should not be considered in isolation from, or as a substitute for, financial information prepared in accordance with IFRS. There are a number of limitations related to the use of such non-IFRS measures as opposed to their nearest IFRS equivalents.

A reconciliation of operating loss to EBITDA and Adjusted EBITDA is as follows:

	Three Months Ended March 31,
EUR 000	2021	2020
Operating loss	(499)	(5,080)
Depreciation and amortization	836	784
EBITDA	337	(4,296)
Depreciation of right-of-use assets	(38)	(52)
Lease interest expense	(5)	(6)
Share based payments	1,309	51
Transaction and acquisition costs	563	37
Exceptional costs	176	-
Loss on remeasurement of contingent consideration	-	4,968
Adjusted EBITDA	2,342	702

Exceptional costs include one-time costs for the Corporation, of which EUR 0.1m (Q1 2020: Nil) is related to uplisting to TSX and potential listing on the Nasdaq.

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5.4	SELECTED FINANCIAL INFORMATION

Selected financial information is as follows:

	Three Months Ended March 31,
EUR 000	2021	2020
Revenue	14,196	8,784
Operating loss	(499)	(5,080)
EBITDA	337	(4,296)
Adjusted EBITDA	2,342	702

	As at	As at
	March 31,	December 31,
	2021	2020
Total assets	74,776	72,094
Total liabilities	21,392	32,197

TRADE AND OTHER RECEIVABLES

	As at	As at
	March 31,	December 31,
EUR 000	2021	2020
Less than one month	8,007	9,563
Between two and three months	763	1,193
Greater than three months	1,656	1,296

	10,426	12,052
Provision for expected credit losses	(2,019)	(1,755)
Trade and Other Receivables	8,407	10,297

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TRADE PAYABLES AND OTHER LIABILITIES

	As at	As at
	March 31,	December 31,
	2021	2020
Trade payables	4,871	6,406
Accrued liabilities	9,195	6,099
Sales tax payable	2,734	4,356
Other payables	90	107
Trade Payables and Other Liabilities	16,890	16,968

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5.5	SUMMARY OF QUARTERLY RESULTS

The following table presents the selected financial data for continuing operations for each of the past eight quarters of the Corporation.

	2Q19	3Q19	4Q19	1Q20	2Q20	3Q20	4Q20	1Q21

	2019			2020				2021
EUR 000	Q2	Q3	Q4	Q1	Q2	Q3	Q4	Q1
Revenue	5,875	6,740	7,841	8,784	12,145	11,714	13,778	14,196
Operating income (loss)	(4,973)	(77)	(2,895)	(5,080)	762	(2,282)	(5,296)	(499)
EBITDA	(4,427)	456	(2,376)	(4,296)	1,429	(1,533)	(4,623)	337
Adjusted EBITDA	(279)	204	737	702	1,751	1,834	1,259	2,342
Loss per share (EUR)
- Basic and diluted	(0.65)	(0.00)	(0.70)	(0.67)	(0.08)	(0.40)	(0.52)	(0.06)

5.6	LIQUIDITY AND CAPITAL RESOURCES

The Corporation’s principal sources of liquidity are its cash generated from operations. Currently available funds consist primarily of cash on deposit with banks. The Corporation calculates its working capital requirements from continuing operations as follows:

	As at	As at
	March 31,	December 31,
EUR 000	2021	2020
Cash and cash equivalents	30,112	26,102
Trade and other receivables	8,407	10,297
Prepaid expenses and other assets	1,096	263
Consideration receivable	160	148
Current liabilities excluding deferred and contingent consideration	(19,442)	(18,521)
Net working capital	20,333	18,289
Deferred and contingent consideration	-	(11,521)
Net current assets from continuing operations	20,333	6,768

All contingent liabilities were settled in full to the Oryx vendor on January 18, 2021 following shareholder approval on November 27, 2020. On January 18, 2021, the Corporation satisfied its earn-out obligations to K.A.V.O. Holdings Limited via a combination of cash and Common Shares. Cash paid totalled EUR 11.6m, of which EUR 11.5m fully settled deferred and contingent consideration payable and EUR 0.1m settled interest payable and legal fees.

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The undiscounted contractual maturities of significant financial liabilities and the total contractual obligations of the Corporation as at March 31, 2021 for each of the next five years and thereafter are below:

	2021	2022	2023	2024	Thereafter	Total
Trade payables and other liabilities	16,890	-	-	-	-	16,890
Lease obligations on right of use assets	118	157	157	157	157	746
	17,008	157	157	157	157	17,636

MARKET RISK

The Corporation is exposed to market risks, including changes to foreign currency exchange rates and interest rates.

FOREIGN CURRENCY EXCHANGE RISK

The Corporation is exposed to foreign currency risk, which includes risks related to its revenue and operating expenses denominated in currencies other than EUR, which is both the reporting currency and primary contracting currency of the Corporation’s customers. Accordingly, changes in exchange rates may in the future reduce the purchasing power of the Corporation’s customers thereby potentially negatively affecting the Corporation’s revenue and other operating results.

The Corporation has experienced and will continue to experience fluctuations in its net income (loss) as a result of translation gains or losses related to revaluing certain current asset and current liability balances that are denominated in currencies other than the functional currency of the entities in which they are recorded.

LIQUIDITY RISK

The Corporation is also exposed to liquidity risk with respect to its contractual obligations and financial liabilities. The Corporation manages liquidity risk by continuously monitoring its forecasted and actual cash flows, and matching maturity profiles of financial assets and liabilities.

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5.7	CASH FLOW SUMMARY

The cash flow from continuing operations may be summarized as follows:

	Three Months Ended March 31,
EUR 000	2021	2020
Operating activities	2,930	2,540
Investing activities	(12,117)	(362)
Financing activities	12,030	(43)
Effect of foreign exchange	1,167	(14)
Net cash flow from continuing operations	4,010	2,121

Cash flows used in investing activities is primarily due to final settlement of the Oryx earn out on January 18, 2021 of EUR 11.5m (three months ended March 31, 2020: Nil) and additions to intangible assets of EUR 0.6m (three months ended March 31, 2020: EUR 0.4m):

	Three Months Ended March 31,
EUR 000	2021	2020
Purchases of property and equipment	(15)	(11)
Additions in intangible assets	(581)	(351)
Deferred and contingent consideration payments	(11,521)	-
Cash Flows Used in Investing Activities	(12,117)	(362)

Cash flows from (used in) financing activities comprises EUR 10.8m of net proceeds from the exercise of warrants and broker warrants issued as part of the November 2020 equity raise and EUR 1.3m of net proceeds from shares issued to directors and officers of the Corporation in connection with a private placement (three months ended March 31, 2020: Nil):

	Three Months Ended March 31,
EUR 000	2021	2020
Proceeds from exercise of warrants and broker warrants	10,817	-
Proceeds from shares to be issued upon private placement, net of issuance costs	1,310	-
Repayment of lease liability	(29)	(36)
Interest income	15	8
Interest and financing fees	(83)	(15)
Cash Flows From (Used in) Financing Activities	12,030	(43)

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6	TRANSACTIONS BETWEEN RELATED PARTIES

The Corporation’s policy is to conduct all transactions and settle all balances with related parties on market terms and conditions for those in the normal course of business. Transactions between the Corporation and its consolidated entities have been eliminated on consolidation and are not disclosed in this note.

The Corporation’s key management personnel are comprised of members of the Board and the executive team which consists of the Interim Chief Executive Officer (“CEO”), Chief Financial Officer (“CFO”), Chief Strategy Officer (“CSO”) and Managing Director of Oryx. Three key management employees are also shareholders in the Corporation. Transactions and balances between the Corporation and its key management personnel are as follows:

•	Revenues for the three months ended March 31, 2021 to a shareholder of the Corporation totalled EUR 21 (three months ended March 31, 2020: EUR 4).

•	Total compensation for salaries, director fees, share-based payments and short-term employee benefits of key management personnel of the Corporation for the three months ended March 31, 2021 totalled EUR 1,668 (three months ended March 31, 2020: EUR 438).

•	Loss on remeasurement of deferred and contingent consideration payable to the Managing Director of Oryx for the three months ended March 31, 2021 was nil (three months ended March 31, 2020: EUR 4,968).

•	Interest expense on deferred and contingent consideration payable to the Managing Director of Oryx for the three months ended March 31, 2021 totalled EUR 52 (three months ended March 31, 2020: nil).

•	During the three months ended March 31, 2021, legal fees of EUR 25 payable to the Managing Director of Oryx in relation to the Oryx earn-out we recognized in the interim unaudited condensed consolidated statements of loss and comprehensive income (loss) (three months ended March 31, 2020: nil).

•	During the three months ended March 31, 2021, a total of EUR 11,521 in payments were made to the Managing Director of Oryx for deferred consideration (three months ended March 31, 2020: nil).

•	During the three months ended March 31, 2021, a total of EUR 140 in payments were made to the Managing Director of Oryx for interest on deferred and contingent consideration payable (three months ended March 31, 2020: nil).

•	As at March 31, 2021, EUR 5 of trade and other receivables was receivable from the Managing Director of Oryx and other shareholders (December 31, 2020: EUR 4).

•	As at March 31, 2021, EUR 172 of trade payables and other liabilities was due to the CEO, CFO, the Managing Director of Oryx and member of Board (December 31, 2020: EUR 166).

•	As at March 31, 2021, nil of deferred and contingent consideration was payable to the Managing Director of Oryx (December 31, 2020: EUR 11,521).

•	During the three months ended March 31, 2021, EUR 22,000 of share capital (three months ended March 31, 2020: EUR nil) was issued to the Managing Director of Oryx upon completion of the earn-out. A corresponding decrease in shares to be issued was recognized in the interim unaudited condensed consolidated statements of changes in equity.

•	During the three months ended March 31, 2021, EUR 267 additional share capital was recognized in the interim unaudited condensed consolidated statements of changes in equity with a corresponding reduction in contributed surplus for exercise of RSUs by key management personnel of the Corporation (three months ended March 31, 2020: nil).

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7	DISCLOSURE OF OUTSTANDING SHARE DATA

The number of equity-based instruments granted or issued may be summarized as follows:

	March 31,	May 13,
	2021	2021
Common Shares	19,823,814	19,823,814
Broker Warrants	16,886	16,886
Fixed Stock Options	1,226,628	1,225,271
Restricted Share Units	235,000	235,000
Deferred Share Units	253,800	253,800
	21,556,128	21,554,771

Fixed stock options decreased by 1,357 options as a result of forfeitures from employee terminations.

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8	CRITICAL ACCOUNTING ESTIMATES

The preparation of the interim unaudited condensed consolidated financial statements requires management to make estimates and judgments in applying the Corporation’s accounting policies that affect the reported amounts and disclosures made in the consolidated financial statements and accompanying notes.

Within the context of the interim unaudited condensed consolidated financial statements, a judgment is a decision made by management in respect of the application of an accounting policy, a recognized or unrecognized financial statement amount and/or note disclosure, following an analysis of relevant information that may include estimates and assumptions. Estimates and assumptions are used mainly in determining the measurement of balances recognized or disclosed in the consolidated financial statements and are based on a set of underlying data that may include management’s historical experience, knowledge of current events and conditions and other factors that are believed to be reasonable under the circumstances.

Management continually evaluates the estimates and judgments it uses.

The following are the accounting policies subject to judgments and key sources of estimation uncertainty that the Corporation believes could have the most significant impact on the amounts recognized in the interim unaudited condensed consolidated financial statements.

Impairment of non-financial assets (property and equipment, right-of-use assets, intangible assets and goodwill)

-	Judgments made in relation to accounting policies applied

Management is required to use judgment in determining the grouping of assets to identify their CGUs for the purposes of testing property and equipment, intangible assets and right-of-use assets for impairment. Judgment is further required to determine appropriate groupings of CGUs for the level at which goodwill and intangible assets are tested for impairment.

The Corporation has determined that B2B Online Gaming and Online Media, part of discontinued operations, are two separate CGUs for the purposes of property and equipment, intangible assets and right-of-use asset impairment testing. For the purpose of goodwill impairment testing, CGUs are grouped at the lowest level at which goodwill is monitored for internal management purposes. In addition, judgment is used to determine whether a triggering event has occurred requiring an impairment test to be completed.

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-	Key sources of estimation

In determining the recoverable amount of a CGU or a group of CGUs, various estimates are employed. The Corporation determines fair value less costs to sell using such estimates as market rental rates for comparable properties, recoverable operating costs for leases with tenants, non-recoverable operating costs, discount rates, capitalization rates and terminal capitalization rates. The Corporation determines value in use by using estimates including projected future revenues, earnings and capital investment consistent with strategic plans presented to the Board. Discount rates are consistent with external industry information reflecting the risk associated with the specific cash flows.

Impairment of accounts receivable

In each stage of the expected credit loss (“ECL”) impairment model, impairment is determined based on the probability of default, loss given default, and expected exposures at default. The application of the ECL model requires management to apply the following significant judgments, assumptions, and estimations:

-	movement of impairment measurement between the three stages of the ECL model, based on the assessment of the increase in credit risks on accounts receivables. The assessment of changes in credit risks includes qualitative and quantitative factors of the accounts, such as historical credit loss experience and external credit scores;

-	thresholds for significant increase in credit risks based on changes in probability of default over the expected life of the instrument relative to initial recognition; and

-	forecasts of future economic conditions.

Leases

-	Judgments made in relation to accounting policies applied

Management exercises judgment in determining the appropriate lease term on a lease-by-lease basis. Management considers all facts and circumstances that create an economic incentive to exercise a renewal option or to not exercise a termination option including investments in major leaseholds and past business practice and the length of time remaining before the option is exercisable. The periods covered by renewal options are only included in the lease term if management is reasonably certain to renew. Management considers reasonably certain to be a high threshold. Changes in the economic environment or changes in the office rental industry may impact management’s assessment of lease term, and any changes in management’s estimate of lease terms may have a material impact on the Corporation’s interim unaudited condensed consolidated statements of financial position and interim unaudited condensed consolidated statements of loss and comprehensive income (loss).

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-	Key sources of estimation

In determining the carrying amount of right-of-use assets and lease liabilities, the Corporation is required to estimate the incremental borrowing rate specific to each leased asset or portfolio of leased assets if the interest rate implicit in the lease is not readily determined. Management determines the incremental borrowing rate using a base risk-free interest rate estimated by reference to the bond yield with an adjustment that reflects the Corporation’s credit rating, the security, lease term and value of the underlying leased asset, and the economic environment in which the leased asset operates. The incremental borrowing rates are subject to change due to changes in the business and macroeconomic environment.

Warrants and share options

-	Judgments made in relation to accounting policies applied

Management exercises judgment in determining the model used and the inputs therein to valuate the value of share option grants and issued warrants. Management considers all facts and circumstances for each grant issuance on an individual basis.

-	Key sources of estimation

In determining the fair value of warrants and share options, the Corporation is required to estimate the future volatility of the market value of the Corporation’s shares by reference to its historical volatility or comparable companies over the previous years, a risk-free interest rate estimated by reference to the Government of Canada bond yield, and a dividend yield of nil.

Contingent consideration

-	Judgments made in relation to accounting policies applied

Management exercises judgment in determining the appropriate fair value of contingent consideration and considers all facts and circumstances relevant to the acquisition’s future earnings upon which the liability is calculated. Any changes in the economic environment or operational activity of the acquisition may impact management’s assessment of the liability and may have a material impact on the Corporation’s interim unaudited condensed consolidated statements of financial position and interim unaudited condensed consolidated statements of loss and comprehensive income (loss).

-	Key sources of estimation

In determining the fair value of contingent consideration, the Corporation is required to estimate the future earnings generated by the acquisition over an agreed period after the acquisition and apply defined and fixed rules in order to calculate the expected future payment. The Corporation determines fair value by using estimates including projected future earnings of the acquisition consistent with strategic plans presented to the Board. Discount rates are consistent with external industry information reflecting the risk associated with the specific cash flows.

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9	CHANGES IN ACCOUNTING POLICY

There have been no changes in the Corporation’s accounting policies in any of the reporting periods discussed in this MD&A.

10	RISK FACTORS AND UNCERTAINTIES

Certain factors, listed below, may have a material adverse effect on the Corporation’s business, financial condition, and results of operations. Current and prospective investors should carefully consider the risks and uncertainties and other information contained in this MD&A and the corresponding financial statements.

The risks and uncertainties described herein and therein are not the only ones the Corporation may face. Additional risks and uncertainties that the Corporation is unaware of, or that the Corporation currently believes are not material, may also become important factors that could adversely affect the Corporation’s business. If any of such risks actually occur, the Corporation’s business, financial condition, results of operations, and future prospects could be materially and adversely affected.

LIMITED OPERATING HISTORY

The Corporation has a limited operational history. The Corporation has never paid dividends and has no present intention to pay dividends. The Corporation is subject to the risks including uncertainty of revenues, markets and profitability and the need to obtain additional funding. The Corporation will be committing, and for the foreseeable future will continue to commit, significant financial resources to marketing, product development and research. The Corporation's business and prospects must be considered in light of the risks, expenses and difficulties frequently encountered by companies in the early stage of development. Such risks include the evolving and unpredictable nature of the Corporation's business, the Corporation's ability to anticipate and adapt to a developing market and the ability to identify, attract and retain qualified personnel. There can be no assurance that the Corporation will be successful in doing what is necessary to address these risks.

KEY PERSONNEL

The success of the Corporation may be dependent on the services of its senior management and consultants. The experience of these individuals may be a factor contributing to the Corporation's continued success and growth. The loss of one or more of its key employees or consultants could have a material adverse effect on the Corporation's operations and business prospects. In addition, the Corporation's future success will depend in large part on its ability to attract and retain additional highly skilled technical, management, sales and marketing personnel. There can be no assurance that the Corporation will be successful in attracting and retaining such personnel and the failure to do so could have a material adverse effect on the Corporation's business, operating results, and financial condition.

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ADDITIONAL FINANCING REQUIREMENTS

In order to accelerate the Corporation's growth objectives, it may need to raise additional funds from lenders and equity markets in the future. There can be no assurance that the Corporation will be able to raise additional capital on commercially reasonable terms to finance its growth objectives. The ability of the Corporation to arrange such financing in the future will depend in part upon the prevailing capital market conditions as well as the business performance of the Corporation. There can be no assurance that the Corporation will be successful in its efforts to arrange additional financing on terms satisfactory to the Corporation. If additional financing is raised by the issuance of Common Shares from the treasury of the Corporation, control of the Corporation may change, and shareholders may suffer additional dilution to current levels as a result of shares under option and broker warrants.

COMPETITION

The Corporation may not be able to compete successfully against current and future competitors, and the competitive pressures the Corporation faces could harm its business and prospects. Broadly speaking, the market for gambling businesses and media companies is highly competitive. The level of competition is likely to increase as current competitors improve their product offerings and as new participants enter the market. Some of the Corporation's current and potential competitors have longer operating histories, larger customer bases, greater name and brand recognition and significantly greater financial, sales, marketing, technical and other resources than the Corporation. Additionally, these competitors have research and development capabilities that may allow them to develop new or improved products that may compete with products the Corporation markets and distributes.

New technologies and the expansion of existing technologies may also increase competitive pressures on the Corporation. Increased competition may result in reduced operating margins as well as loss of market share.

MANAGEMENT OF GROWTH

The Corporation may be subject to growth-related risks including capacity constraints and pressure on its operating systems and systems of internal controls. The Corporation's ability to manage its growth effectively will require it to continue to implement and improve its operational and financial systems and to expand, train and manage its employee base.

The inability of the Corporation to deal with this growth could have a material adverse impact on its business, operations, and prospects. While management believes that it will have made the necessary investments in infrastructure to process anticipated volume increases in the short term, the Corporation may experience growth in the number of its employees and the scope of its operating and financial systems, resulting in increased responsibilities for the Corporation's personnel, the hiring of additional personnel and, in general, higher levels of operating expenses. In order to manage its current operations and any future growth effectively, the Corporation will also need to continue to implement and improve its operational, financial and management information systems and to hire, train, motivate, manage and retain its employees. There can be no assurance that the Corporation will be able to manage such growth effectively, that its management, personnel or systems will be adequate to support the Corporation's operations or that the Corporation will be able to achieve the increased levels of revenue commensurate with the increased levels of operating expenses associated with this growth.

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ABSENCE OF PROFITS

The Corporation has not earned any profits to date and there is no assurance that it will earn any profits in the future, or that profitability, if achieved, will be sustained. A significant portion of the Corporation's financial resources will continue to be directed to the development of its products and to marketing activities. The success of the Corporation will ultimately depend on its ability to generate revenues such that the business development and marketing activities may be financed by revenues from operations instead of external financing. There is no assurance that future revenues will be sufficient to generate the required funds to continue such business development and marketing activities.

CONFLICTS OF INTEREST

Certain proposed directors and officers of the Corporation may become associated with other reporting issuers or other Companies which may give rise to conflicts of interest. In accordance with the Canada Business Corporations Act, directors who have a material interest or any person who is a party to a material contract or a proposed material contract with the Corporation are required, subject to certain exceptions, to disclose that interest and generally abstain from voting on any resolution to approve the contract. In addition, the directors are required to act honestly and in good faith with a view to the best interests of the Corporation, as the case may be. Certain of the directors have either other employment or other business or time restrictions placed on them and accordingly, these directors will only be able to devote part of their time to the affairs of the Corporation.

COVID-19

In December 2019 there was a global outbreak of COVID-19 (coronavirus), which has had a significant impact on businesses through the restrictions put in place by the national, provincial and municipal governments around the world regarding travel, business operations and isolation/quarantine orders.

At this time, it is unknown the extent of the impact the COVID-19 outbreak may have on the Corporation as this will depend on future developments that are highly uncertain and that cannot be predicted with confidence. These uncertainties arise from the inability to predict the ultimate duration of the outbreak, including the duration of travel restrictions, business closures or disruptions, and quarantine/isolation measures that are currently, or may be put, in place by Canada and other countries to fight the virus.

Our main priorities in dealing with the COVID-19 situation are to minimize the risk of spreading the virus and to create a safe workplace for our employees as well as to maintain the operation for our operators. We continue to comply with all the requirements from the authorities in the countries we operate in, and in many instances, we have taken more far-reaching initiatives. Thanks to the measures that have been implemented in terms of social distancing, changed working processes and routines for our employees, our operations have been able to continue without any large negative effects.

However, the Corporation derives the majority of its revenue from online casino gaming. This sector has largely benefited from the various international “lock downs”, requiring people to stay at home. As a result, such forms of entertainment have prevailed in a similar fashion to the various streaming businesses such as Netflix have. Furthermore, the Corporation has limited exposure to sports betting revenues that have obviously been impacted by the lack of professional sports.

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As at the time of publishing, the Corporation’s financial performance, financial position and cash flow has been positively impacted as a result of people staying at home. Management will continue to monitor events and effects to the Corporation closely and will amend its forecasts as and when it deems necessary.

11	ADDITIONAL INFORMATION

Additional information relating to the Corporation, including the Corporation’s annual information form, quarterly and annual reports and supplementary information is available on SEDAR at www.sedar.com.

Press releases and other information are also available in the Investor section of the Corporation’s website at www.bragg.games.

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